0-30582

P.E. 4-30-02

02032333

RECD S.E.C.
APR 30 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PSi TECHNOLOGIES HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrant's names into English)

Electronics Avenue
FTI Complex, Taguig
Metro Manila 1604
Philippines
Tel: (632) 838-4966
(Address of Registrant's principal executive offices)

PROCESSED
MAY 07 2002
THOMSON FINANCIAL P

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

WA 329029.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2002

PSi TECHNOLOGIES HOLDINGS, INC.

By: [signature]
Arthur J. Young, Jr.
President and Chief Executive Officer

EXHIBIT I

PSi TECHNOLOGIES HOLDINGS, INC.

At PSi Technologies Holdings, Inc.:
B.J. Sebastian (Sr. Vice President)
(63 2) 837 7702 (Office)
(63 2) 821 2140 (Home)
bjsebastian@psitechnologies.com.ph

At FRB|Weber Shandwick:
Christina Carrabino (general info)
(415) 986-1591

PSI TECHNOLOGIES REPORTS FIRST QUARTER 2002 RESULTS

Santa Clara, CA & Manila, Philippines – April 29, 2002. PSi Technologies Inc., (Nasdaq: PSIT) a leading independent provider of assembly and test services for the power semiconductor market, today announced its first quarter 2002 financial results.

In a report to shareholders and investors, PSi Technologies' Chairman and Chief Executive Officer Arthur J. Young, Jr. said the following:

"We are pleased to report results that came in higher than the improved guidance we issued in early March.

Revenues for the first quarter of 2002 amounted to $14.5 million, compared with $13.0 million in the previous quarter, and $16.9 million in the same quarter last year.

This is our second consecutive sequential quarterly increase, and we see this as a clear indication of the improving pace and pattern of business recovery in the power semiconductor space.

Net income for the quarter however, still amounted to a loss of $1.8 million, or -$0.13 per diluted share. This compares with a loss of $1.7 million, or -$0.13 per diluted share in the previous quarter, and a profit of $663,040, in the same quarter last year.

Our top 5 customers for the first quarter were ON Semiconductors, Texas Instruments, Infineon Technologies, Philips Components and Fairchild Semiconductors. The products that we package for these customers go into the PC motherboard, disc drive, wireless communication, consumer electronics and automotive end markets. The growth of their loadings with us we believe, represents not just the replenishment of depleted inventory stocks, but a real upward shift in end market demand with the recovery of the US economy.

During the recent industry downturn, we positioned ourselves to be a dominant player in power semiconductor assembly and test, by strengthening our customer relationships with the world's biggest power semiconductor IDMs, achieving lower costs through the restructuring of our operations, continuing our investment in new packages, and keeping operating cashflows positive with prudent working capital management.

We have executed this strategy faithfully and as a result we believe that we are now one of the primary beneficiaries of the increasing outsourcing activity of our major customers. With increasing competition, the prospects of a recovery, and increasing financial pressures, we believe that our customers are going to continue outsourcing. Our ultimate objective is to become their main back-end assembly and test partner over the next few years.

One of the factors behind this increasing outsourcing activity is our ability to aggressively offer our customers lower costs. Our restructuring efforts therefore were focused on organizing our back-end operations by customer groups and package families, developing lower cost materials which deliver better quality and performance, and maximizing equipment uptime and utilization.

We are also pleased to announce that we were recently recommended for TS 16949 certification which is an ISO Technical Specification that certifies that our quality systems are aligned with the rigorous quality system requirements of automotive companies around the world. We are the first company in the Philippines to get recommended for this certification, and the first even among semiconductor companies here. This standard is recognized not only by the big three automotive companies in the US, but also by European companies such as Opel, Vauxhall, Daimler Chrysler, BMW, Fiat, Peugeot-Citroen, Renault and Volkswagen. This is an important milestone for us because we are focusing on the automotive market as one of our major growth markets today."

Business Outlook

Regarding the Company's outlook for the business and its strategies going forward, Chairman and CEO Young said the following:

"We expect our sales to grow by around 20% sequentially for the second quarter of this year, primarily driven by the increasing volume projections of our major customers like Texas Instruments, Infineon, Philips and ST Microelectronics.

We expect this pace of growth to continue over the next two quarters, and because of this, we have began dusting off our third facility in Laguna, in preparation for its possible commissioning in the latter half of this year.

With this growth in sales, we expect our gross profit margin to improve to about 3%. However, total operating expenses are expected to go up 15% because of key additions to our management team, a moderate increase in headcount related to our ramp-up, and the launch of our new SAP Enterprise Resource Planning (ERP) Information System in June. This increase in expenses however, will still result in an improvement in our operating margin from about –12%, to about –9% in the second quarter.

Our continuing efforts to drive packaging costs down for our customers is taking us to opportunities in China. We believe that there is an opportunity for us over the next year or so, to set up a high-volume and low-cost assembly and test operation in China with some good prospective local partners. While this will not impact the company's performance in the short term, we believe that it is important for us to be there to continue to serve the growing needs of our customers who are even now aggressively pushing into that market."

Other Financial Highlights

Senior Vice President and Chief Financial Officer Thelma G. Oribello reported the following details about the Company's financial results:

"Unit volumes increased 22% sequentially from the fourth quarter of 2001 to the first quarter of 2002. Compared to the same quarter in 2001, our unit volumes for the first quarter this year are even higher by about 1%. This is the first quarter, in the past 4 quarters, that we saw volumes exceed that of the same period a year ago. This unit volume growth was driven by the increase in loadings of ON Semiconductor, Texas Instruments and Infineon, as well as the volumes of our small signal packages and our captive test lines.

Gross profit for the first quarter amounted to $145,435, compared to a loss of $6,269 in the previous quarter, and a profit of $2 million in the same quarter last year. Depreciation expense as a percentage of sales improved to 21% in the first quarter this year, from 23% in the previous quarter. However, this is still much higher than the 13.5% in the same quarter last year. The expansion of our equipment lines which began in the latter half of 2000 up to the second quarter of 2001 accounts for this year-over-year increase in depreciation expense.

Operating income for the first quarter amounted to a loss of $1.7 million, compared with a similar operating loss of $1.8 million in the previous quarter, and an operating profit of $128,650 in the same quarter last year. Quarter-to-quarter, the slight improvement in operating income was due to the increase in sales and gross profit, while year-to-year, the difference is accounted for by higher R&D expenses as a percentage of sales, brought about by our sustained effort in new package development.

Net income for the first quarter was a loss of $1.8 million or -$0.13 in diluted earnings per share, compared to similar loss of $1.7 million or -$0.13 in diluted earnings per share in the previous quarter, and a profit of $663,040 in the same period last year. Increases in our interest expenses brought about by an increase in our bank loans, accounted for the difference.

Our cash and cash equivalents amounted to $2.3 million as of the end of March 2002, compared to $1.8 million as of the end of December 2001. Bank loans increased to $4.75 million as of end-March, from $4.2 million as of end-December with the pick-up in business activity."

Conference Call

Company management will hold a conference call on its fourth quarter and year-end 2001 operating results on Monday, April 29, 2002, at 5:00 PM EDT, 4:00 PM CDT, 3:00 PM MDT, and 2:00 PM PDT. Interested parties should call 888-806-9467 (for domestic callers) or 703-871-3627 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the investor relations section of the Company's website at www.psitechnologies.com. A replay of the call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) until May 13, 2002. The passcode number is 5939578.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Philips Semiconductor, ON Semiconductor, Texas Instruments, Fairchild Semiconductor, ST Microelectronics, Infineon Technologies and National Semiconductors. For more information, visit the Company's web site at www.psitechnologies.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

	Three Months Ended		
	March 2002	December 2001	March 2001
Sales	14,530,786	13,036,517	16,867,962
Cost of Sales	14,385,351	13,042,786	14,818,773
Gross Profit	145,435	(6,269)	2,049,190
Operating Expenses			
Research and Development	263,936	209,252	170,534
Stock compensation cost	59,988	59,988	59,988
Administrative Expenses	1,246,092	1,239,487	1,475,560
Marketing Expenses	290,303	256,095	214,457
Total	1,860,319	1,764,822	1,920,539
Operating Profit	(1,714,884)	(1,771,091)	128,650
Other Income/(Charges)	(89,230)	66,470	571,569
Income before Tax	(1,804,114)	(1,704,621)	700,219
Provision for income tax	-	(920)	70,200
Income before Minority Interest	(1,804,114)	(1,703,702)	630,019
Minority Interest	4,902	(1,553)	33,021
Net Income	(1,799,213)	(1,705,255)	663,040
EBITDA	1,465,171	1,572,838	3,017,874
No. of Outstanding Shares	13,395,848	13,395,848	13,395,848
Diluted Earnings Per Share	(0.13)	(0.13)	0.05

PSi Technologies Holdings, Inc.
Unaudited Consolidated Balance Sheet
(In US Dollars)

	As of March 31, 2002	As of December 31, 2001
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,346,642	1,792,020
Accounts Receivable	9,924,462	10,286,536
Inventories - Net	7,286,353	7,300,382
Prepaid Expenses & Tax Credit Receivable	2,968,295	2,872,647
Total Current Assets	22,525,751	22,251,585
Property and Equipment		
Land	3,146,370	3,146,370
Building and Land Improvements	6,751,528	6,731,739
Machinery, Equipment & Accessories	106,451,726	105,069,153
Furniture, Fixtures & Equipment	3,516,589	3,776,623
Transportation Equipment	672,976	592,442
Construction in Progress	1,015,602	486,490
Property and Equipment	121,554,791	119,802,817
Accumulated Depreciation	42,981,655	39,791,725
Property, Plant & Equipment - Net	78,573,136	80,011,093
Investments and Advances	144,236	143,388
Other Assets	2,619,117	2,758,670
TOTAL ASSETS	103,862,240	105,164,736
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable and Other Expenses	11,229,712	11,146,263
Accounts Payable CAPEX	4,249,281	4,912,116
Bank Loans	4,750,000	4,200,000
Trust Receipts	1,975,985	1,080,216
Current Portion of Long-term Liability to a Customer	174,049	581,270
Current Portion of Obligation under Capital Lease	85,276	102,811
Total Current Liabilities	22,464,304	22,022,675
Long-term liability to a Customer (net of current portion)	2,525,238	2,525,238
Obligation Under Capital Leases - net of current portion	163,524	163,524
Total Liabilities	25,153,065	24,711,437
Minority Interest	211,556	216,458
Equity		
Common Stock	590,818	590,818
Additional Paid-In Capital	67,947,429	67,887,441
Sub-total	68,538,247	68,478,259
Retained Earnings / (Deficit)		
Year to Date Profit & Loss	(1,799,213)	(5,507,878)
Previous Years' Retained Earnings	11,719,653	17,227,529
Other Comprehensive Income	38,931	38,931
Sub-total	9,959,371	11,758,583
Total Equity	78,497,618	80,236,841
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	103,862,240	105,164,736

PSi Technologies Holdings Inc.
Unaudited Consolidated Statement of Cashflows
(In US Dollars)

	Three Months Ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(1,799,213)
Adjustments to reconcile net income to net cash provided by operating activities:	
Minority interest	(4,901)
Depreciation and amortization	3,617,284
Equity in net loss (gain) of an investee	(91)
Change in assets and liabilities:	
Decrease (increase) in:	
Accounts receivables	362,074
Inventories	14,030
Other Current Assets and tax credit receivable	(358,939)
Increase (decrease) in :	
Accounts payable and other expenses	83,450
Accounts payable - CAPEX	(662,835)
Trust receipts and acceptances payable	895,770
Current Portion of LT Liability to a Customer	(407,220)
Current Portion of Obligation Under Capital Lease	(17,535)
Net cash provided by operating activities	1,721,873
CASH FLOWS FROM INVESTING ACTIVITIES	
Additions to property and equipment	(1,916,036)
Decrease (increase) in investments and advances	(757)
Decrease (increase) in other assets	139,553
Net cash used in investing activities	(1,777,240)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net availment/(payments) of short-term loans	550,000
Additional paid-in capital	59,988
Net cash provided by (used in) financing activities	609,988
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	554,621
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,792,021
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,346,642

WA 329029.1